MIND CTI Reports EPS of 5 Cents for the Second Quarter of 2011
* Cash Flow from Operating Activities of $2.5 Million in First Half of 2011
Conference Call Scheduled for August 4, 2011 at 8:30 AM Eastern Time

Yoqneam, Israel, August 4, 2011 — MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions, today announced results for the second quarter 2011.

Key Highlights
•	Revenues were $4.55 million, compared with $4.9 million in the second quarter of 2010.
•	Operating income was $843 thousand, or 18.5 % of revenue.
•	Net income was $967 thousand or $0.05 per share.
•	Cash flow from operating activities was $1.25 million.
•	One new customer and multiple follow-on orders.
•	Backlog as of June 30, 2011 includes $8.6 million that is expected to be billed by year-end, compared to $7.9 million on June 30, 2010.
•
Cash position (including available for sale securities) of $17.5 million on June 30, 2011, after completion of the yearly dividend distribution and related tax payments in March and April 2011 respectively.

Monica Iancu, Chairperson and CEO, commented: "While revenues were below our expectations, we are encouraged by the continued follow-on business and the opportunities in our pipeline. Similar to last quarter, the decreased revenue is mainly the result of delays in one project implementation by a customer for reasons that are not in our control. The increased backlog reflects this revenue slippage and we expect to see the implementation completed over the next 2-3 quarters."

Revenue Distribution Based on Revenue for Q2 2011
Sales in the Americas represented 51.4% and sales in Europe represented 34.6% of total revenue and the rest divided between Israel, Africa and Asia-Pacific.

Revenue from customer care and billing software totaled $3.64 million, while revenue from enterprise call accounting software was $907 thousand.

New Win and Multiple Follow-on Orders
In the second quarter of 2011 MIND secured one new win with a provider of wire line and wireless services in the US region, operating both GSM and CDMA networks. This new customer has selected us to provide a complete prepaid platform based on our powerful real-time rating.

The follow-on orders include two large upgrades for two US mobile carriers; one for system enhancements and the other is an upgrade to a newer product release.

Conference Call Information
MIND will host a conference call on August 4, 2011 at 8:30 a.m., Eastern Time, to discuss the Company's second quarter 2011 results and other financial and business information. The call will be carried live on the Internet via www.earnings.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

Full financial results can be found in the Investors section www.mindcti.com/investor/PressReleases.asp and in our Form 6-K as well.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world. A global company, with over twelve years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.  The Company does not undertake to update any forward-looking information.

Follow MIND on Twitter @mindcti

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)
	U.S. $ in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$12,083	$17,582
Short term bank deposits	3,404	2,905
Available for sale securities	493	-
Accounts receivable:
Trade	1,699	1,585
Other	265	154
Prepaid expenses	115	164
Deferred cost of revenues	282	199
Inventories	30	30
Total current assets	18,371	22,619

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Available for sale securities	1,544	-
Severance Pay Fund	1,469	1,512
Deferred cost of revenues	47	66
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	793	834
GOODWILL	5,430	5,430
Total assets	$27,654	$30,461

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$326	$244
Other	1,374	1,236
Deferred revenues	2,882	3,020
Total current liabilities	4,582	4,500
LONG TERM LIABILITIES :
Deferred revenues	321	276
Employee rights upon retirement	1,723	1,702
Total liabilities	6,626	6,478

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	30,281	35,633
Accumulated other comprehensive income	51	-
Differences from translation of foreign currency financial statements of a subsidiary	(1,069)	(1,140)
Treasury shares	(2,654)	(2,800)
Accumulated deficit	(5,635)	(7,764)
Total shareholders’ equity	21,028	23,983
Total liabilities and shareholders’ equity	$27,654	$30,461

* Certain comparative figures have been reclassified to conform to the current year presentation.

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months		Three months		Year ended
	ended June 30		ended June 30		December 31,
	2011	2010	2011	2010	2010
	(Unaudited)				(Audited)
	U.S. $ in thousands
	(except per share data)

Revenues	$9,343	$10,180	$4,552	$4,902	$19,886
Less: stock- based compensation granted to a customer	332	-	-	-	-
	9,011	10,180	4,552	4,902	19,886
Cost of revenues	3,063	3,378	1,673	1,704	6,167
Gross profit	5,948	6,802	2,879	3,198	13,719
Research and development expenses	2,384	1,972	1,165	891	4,057
Selling and marketing expenses	952	1,120	448	503	2,119
General and administrative expenses	847	855	423	421	1,555
Impairment of goodwill	-	-	-	-	586
Impairment of intangible asset	-	-	-	-	407
Operating income	1,765	2,855	843	1,383	4,995
Financial income (expenses) - net	403	(167)	153	(73)	49
Income before taxes on income	2,168	2,688	996	1,310	5,044
Taxes on income	39	48	29	26	188
Net income	$2,129	$2,640	$967	$1,284	$4,856

Earning per ordinary share:
Basic and diluted	$0.11	$0.14	$0.05	$0.07	$0.26

Weighted average number of ordinary shares used in computation of earnings per ordinary share -in thousands:

Basic	18,629	18,442	18,696	18,455	18,467

Diluted	18,882	18,549	19,028	18,594	18,613

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months		Three months		Year ended
	ended June 30		ended June 30		December 31,
	2011	2010	2011	2010	2010
	(Unaudited)				(Audited)
	U.S. $ in thousands
Cash flows from operating activities:
Net income	$2,129	$2,640	$967	$1,284	$4,856
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	150	348	75	168	582
Financial income from available for sale securities	19	-	19	-	-
Impairment of goodwill	-	-	-	-	586
Impairment of intangible asset	-	-	-	-	407
Accrued severance pay	(39)	111	8	32	134
Capital gain on sale of equipment – net	(19)	(15)	(10)	(11)	(15)
Employees share-based compensation expenses	33	60	13	18	139
Stock- based compensation granted to a customer (deducted from revenues)	332	-	-	-	-
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(105)	(88)	(185)	(436)	(352)
Other	(121)	47	(85)	32	44
Decrease (increase) in prepaid expenses and deferred charges	(14)	(98)	(18)	201	(74)
Decrease in inventories	-	-	-	-	4
Increase (decrease) in accounts payable and accruals:
Trade	81	(2)	91	71	(207)
Other	136	(37)	33	(74)	(336)
Increase (decrease) in deferred revenues	(93)	715	345	(50)	536
Net cash provided by operating activities	2,489	3,681	1,253	1,235	6,304

Cash flows from investing activities:
Purchase of available for sale securities	(2,005)	-	-	-	-
Purchase of property and equipment	(169)	(112)	(91)	(77)	(171)
Severance pay funds	103	(84)	3	(38)	(208)
Proceeds from (investment in) short term bank deposits	(511)	665	(661)	(453)	(722)
Proceeds from sale of property and equipment	79	40	60	28	40
Net cash provided by (used in) investing activities	(2,503)	509	(689)	(540)	(1,061)

Cash flows from financing activities:
Employee stock options exercised and paid	397	67	149	67	75
Dividend paid	(5,968)	(3,686)	(1,259)	(3,686)	(3,686)
Net cash used in financing activities	(5,571)	(3,619)	(1,110)	(3,619)	(3,611)

Translation adjustments on cash and Cash equivalents	86	(82)	15	(3)	(45)
Increase (decrease) in cash and cash equivalents	(5,499)	489	(531)	(2,927)	1,587

Balance of cash and cash equivalents at beginning of period	17,582	15,995	12,614	19,411	15,995
Balance of cash and cash equivalents at end of period	$12,083	$16,484	$12,083	$16,484	$17,582